EXHIBIT 99.8


Telkom Sa Limited - Telkom Sa Limited - Vodacom Press Release

Release Date: 03/06/2005 08:23:55      Code(s): TKG
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Telkom SA Limited - Telkom SA Limited - Vodacom press release

Telkom SA Limited
   (Registration Number 1991/005476/06)
ISIN ZAE000044897
   JSE and NYSE Share Code TKG
   ("Telkom")
Telkom SA Limited - Vodacom press release
Vodacom Group (Proprietary) Limited ("Vodacom") in which Telkom has a 50.0% holding, yesterday issued the following statement:
"Vodacom and Virgin Group confirmed their intention to bring together their extensive expertise in the Mobile Telephony market, and to form a Consortium together to undertake a joint bid for a controlling stake in Nigeria"s V-Mobile. The members of the new Consortium believe that the combination of Vodacom"s extensive expertise in African Telecommunications markets and Virgin Group"s proven skills in successfully operating in highly competitive markets, will prove to be a very attractive proposition for V-Mobile shareholders, staff and customers, and will ensure that V-Mobile becomes a far stronger company. Further details will be announced at the appropriate time. "
Johannesburg
3 June 2005
Date: 03/06/2005
08:23:58 AM Supplied by www.sharenet.co.za
Produced by the JSE SENS Department